Deloitte & Touche LLP
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Report of Independent Registered Chartered Accountants on
Reconciliation of Canadian GAAP to United States GAAP

To the Shareholders of First Majestic Silver Corp.

We have audited the consolidated financial statements of First Majestic Silver Corp. and subsidiaries (the “Company”) as at December 31, 2009 and 2008 and for each of the years then ended and have issued our report dated March 19, 2010. We have also audited the consolidated financial statements of the Company as at December 31, 2008 and 2007 and for each of the years then ended and have issued our report dated March 31, 2009. Such consolidated financial statements and reports are contained in Exhibits 99.4 and 99.7 of Form 40-F. Our audits also included the reconciliation from Canadian GAAP to United States GAAP of the Company contained in Exhibit 99.9 of Form 40-F. This reconciliation from Canadian GAAP to United States GAAP is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such reconciliation from Canadian GAAP to United States GAAP, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
November 22, 2010

26. Reconciliation between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States ("US GAAP").

Consolidated Statements of Income (Loss)

The reconciliation between Canadian GAAP and US GAAP of the net income (loss) is as follows:

	Yea rended	Year ended	Year ended
	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2007

NET INCOME (LOSS) UNDER CANADIAN GAAP	$6,310,225	$(5,144,784)	$(7,230,122)
Adjusted for:
Write-off of exploration expenditures (a)	(3,165,664)	(18,793,234)	(18,940,650)
Pre-operating income (b)	217,860	-	-
Depletion expense (c)	(2,177,516)	(821,591)	606,796
Interest expense (d)	79,484	-	-
Future income tax recovery (e)	1,435,089	5,492,151	5,133,479
NET INCOME (LOSS) UNDER US GAAP	$2,699,478	$(19,267,458)	$(20,430,497)

EARNINGS (LOSS) PER SHARE UNDER US GAAP
Basic	$0.03	$(0.27)	$(0.36)
Diluted	$0.03	$(0.27)	$(0.36)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
Basic	83,389,253	71,395,164	56,720,099
Diluted	85,913,487	71,395,164	56,720,099

Comprehensive Loss

Comprehensive loss under US GAAP is as follows:

	Year ended	Year ended	Year ended
	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2007

NET INCOME (LOSS) UNDER US GAAP	$2,699,478	$(19,267,458)	$(20,430,497)

Other comprehensive income (loss) under Canadian GAAP:	$(17,022,524)	$(8,030,183)	$(23,096,709)
Adjusted for:
Translation adjustment (f)	4,028,278	227,270	863,057
	(12,994,246)	(7,802,913)	(22,233,652)
COMPREHENSIVE LOSS UNDER US GAAP	$(10,294,768)	$(27,070,371)	$(42,664,149)

Consolidated Balance Sheets

The reconciliation between Canadian GAAP and US GAAP of the total assets, total liabilities and total shareholders’ equity is as follows:

	2009	2008

TOTAL ASSETS UNDER CANADIAN GAAP	$251,575,252	$231,159,649
Adjustment to:
Mining interests, plant and equipment related to:
Exploration expenditures (a)	(38,797,459)	(39,660,073)
Pre-operating income (b)	217,860	-
Depletion expense (c)	(2,392,311)	(214,795)
Capitalization of interest (d)	79,484	-
TOTAL ASSETS UNDER US GAAP	$210,682,826	$191,284,781

TOTAL LIABILITIES UNDER CANADIAN GAAP	$52,654,652	$73,630,824
Adjustment to future tax liabilities (e)	(12,905,344)	(11,470,255)
TOTAL LIABILITIES UNDER US GAAP	$39,749,308	$62,160,569

SHAREHOLDERS' EQUITY UNDER CANADIAN GAAP	$198,920,600	$157,528,825
Cumulative mining interests adjustment (a)	(43,916,064)	(40,750,400)
Cumulative adjustment for pre-operating income (b)	217,860	-
Cumulative adjustment to depletion (c)	(2,392,311)	(214,795)
Cumulative adjustment for capitalization of interest (d)	79,484	-
Cumulative adjustment to future income taxes (e)	12,905,344	11,470,255
Cumulative adjustment to accumulated other comprehensive income (f)	5,118,605	1,090,327
SHAREHOLDERS' EQUITY UNDER US GAAP	170,933,518	129,124,212
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY UNDER US GAAP	$210,682,826	$191,284,781

The components of shareholders' equity under US GAAP would be as follows:

	2009	2008

Share capital	$244,241,006	$196,648,345
Share capital to be issued	276,495	276,495
Contributed surplus	27,808,671	23,297,258
Accumulated other comprehensive income	(35,120,309)	(52,711,330)
Deficit	(66,272,345)	(38,386,556)
Total shareholders' equity	$170,933,518	$129,124,212

Consolidated Statements of Cash Flows

The reconciliation between Canadian GAAP and US GAAP of the statements of cash flows is as follows:

	2009	2008	2007
OPERATING ACTIVITIES UNDER CANADIAN GAAP	$6,703,029	$6,560,058	$4,171,209
Adjustment for:
Exploration expenditures (a)	(3,165,664)	(18,793,234)	(18,940,650)
Pre-operating income (b)	496,371	-	-
Capitalization of interest (d)	(79,484)	-	-
OPERATING ACTIVITIES UNDER US GAAP	3,954,252	(12,233,176)	(14,769,441)

INVESTING ACTIVITIES UNDER CANADIAN GAAP	(35,375,240)	(40,601,626)	(34,535,620)
Adjustment for:
Exploration expenditures (a)	3,165,664	18,793,234	18,940,650
Pre-operating income (b)	(496,371)	-	-
Capitalization of interest (d)	79,484	-	-
Change in restricted cash (h)	(318,095)	(13,940,237)	-
INVESTING ACTIVITIES UNDER US GAAP	(32,944,558)	(35,748,629)	(15,594,970)

FINANCING ACTIVITIES UNDER CANADIAN GAAP	17,121,501	38,634,324	25,328,879
Adjustment for:
Reclassification of change in restricted cash (h)	14,258,332	-	-
FINANCING ACTIVITIES UNDER US GAAP	31,379,833	38,634,324	25,328,879

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,389,527	(9,347,481)	(5,035,532)
EFFECT OF EXCHANGE RATE ON CASH HELD IN FOREIGN CURRENCY	16,380	(3,816)	-
OPENING CASH AND CASH EQUIVALENTS - US GAAP	3,483,886	12,835,183	17,870,715
CLOSING CASH AND CASH EQUIVALENTS - US GAAP	$5,889,793	$3,483,886	$12,835,183

(a)	Exploration expenditures

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore if the Company considers such costs to have the characteristics of fixed assets. Under US GAAP, exploration expenditures on mining interests can only be deferred subsequent to the establishment of mining reserves as defined under SEC regulations. For US GAAP purposes the Company has expensed exploration expenditures in the period incurred.

(b)	Revenues and expenditures during the pre-operating period

For Canadian GAAP purposes, the La Encantada Mill Expansion Project had not achieved a commercial stage of production at December 31, 2009 and therefore the net amount of revenues less production costs in connection with the sale of 54,277 silver equivalent ounces of precipitates during the pre-operating period were recorded to construction in progress. Under US GAAP, the production stage is deemed to begin when saleable minerals are extracted from an ore body, regardless of the level of production. The earlier commencement of commercial production under US GAAP for the year ended December 31, 2009 results in an increase in income of $217,860 with a corresponding increase to construction in progress.

(c)	Depletion expense

The adjustment to depletion expense is comprised of the following:

(i) Depletion expense under Canadian GAAP is higher than under US GAAP, as a result of differences in the carrying amounts of mining interests under Canadian GAAP and US GAAP as described in note 26(a).

(ii) The earlier commencement of commercial production under US GAAP as described in note 26(b) results in an increase in depletion expense under US GAAP.

(iii)

For Canadian GAAP purposes, acquisition, development and deferred exploration costs related to mining interests are depleted on a units-of-production basis over the estimated economic life of the ore body following commencement of production. The estimated economic life of the ore body for certain mining properties includes a portion of mineralization expected to be classified as reserves, as opposed to only proven and probable reserves. Under US GAAP, in accordance with the United States Securities and Exchange Commission Industry Guide 7, the base used for the depletion calculation is limited to proven and probable reserves resulting in higher depletion expense.

(d)	Capitalization of interest

Under Canadian GAAP the Company does not capitalize interest related to long-term construction projects. Under US GAAP, the Company is required to capitalize interest. For the year ended December 31, 2009, for US GAAP purposes the Company has capitalized interest expense of $79,484.

(e)	Income taxes

The income tax adjustment reflects the impact on income taxes of the US GAAP adjustments described above. Accounting for income taxes under Canadian and US GAAP is similar, except that income tax rates of enacted or substantively enacted tax law must be used to calculate future income tax assets and liabilities under Canadian GAAP, whereas only income tax rates of enacted tax law can be used under US GAAP.

(f)	Cumulative translation adjustment

The cumulative translation adjustment recorded as a component of accumulated other comprehensive income under Canadian GAAP is lower than under US GAAP, as a result of differences in the carrying amounts of mining interests under Canadian and US GAAP.

(g)	Income taxes related to uncertain income tax positions

US GAAP prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its consolidated financial statements uncertain income tax positions that it has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Canadian GAAP has no similar requirements related to the measurement of uncertain income tax positions. The Company identified no measurement differences related to uncertain tax positions.

The following additional disclosures relating to income taxes are required under US GAAP:

Tax years subject to examination by jurisdiction are:

Canada	2003 – 2009
Mexico	2004 – 2009

(h)	Restricted cash

For US GAAP purposes, restricted cash has been excluded from cash and cash equivalents for the periods presented and the change in restricted cash for the period has been classified as investing activities.

(i)	Impact of Recent United States Accounting Pronouncements

	(i)	FASB Accounting Standard Codification (“ASC”) No. 805, Business Combinations (“ASC 805”)

ASC 805, Business Combinations improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement establishes principles and requirements for how the acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 and its adoption had no impact on the Company’s financial statements.

	(ii)	FASB Accounting Standard Codification (“ASC”) No. 810, Consolidation (“ASC 810”)

In December 2007, the FASB issued ASC 810, “Consolidation”. ASC 810 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Standard clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. ASC 810 changes the way the consolidated earnings (loss) statement is presented by requiring consolidated net earnings (loss) to be reported including the amounts attributable to both the parent interest and the non-controlling interest. The Standard requires disclosure on the face of the consolidated statement of operations of the amounts of consolidated net earnings (loss) attributable to the parent interest and to the non-controlling interest. ASC 810 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008 and its adoption had no impact on the Company’s financial statements.

	(iii)	FASB Accounting Standard Codification (“ASC”) No. 815, Derivatives and Hedging (“ASC 815”)

The FASB issued ASC 815, Derivatives and Hedging, which revises disclosure requirements for derivative instruments and hedging activities. It requires disclosure by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument and requires an additional disclosure about the current status of the payment/performance risk of a guarantee. The Standard is effective for financial statements issued for years beginning after November 15, 2008 and interim periods within those years and its adoption had no impact on the Company’s financial statements.

(iv)	FASB Accounting Standard Codification (“ASC”) No. 855, Subsequent events (“ASC 855”)

The FASB issued ASC 855, Subsequent Events, which establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This Standard is effective for interim or annual periods ending after June 15, 2009 and its adoption had no impact on the Company’s financial statements.

(v)	FASB Accounting Standards Codification (“ASC”) No. 105, Generally Accepted Accounting Principles (“ASC 105”)

The FASB issued ASC 105, Generally Accepted Accounting Principles, which identifies the source of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities presented in conformity with US GAAP. It is effective for interim and annual periods ending after September 15, 2009 and its adoption had no impact on the Company’s financial statements.

(vi)	FASB Accounting Standards Codification (“ASC”) 825, Financial Instruments (“ASC 825”)

The FASB issued ASC 825, Financial Instruments, which requires disclosures about fair value of financial instruments in interim financial statements of public companies (rather than just annually), and requires those disclosures in summarized financial information at interim periods. ASC 825 is effective for periods ending after June 15, 2009. The adoption of this Standard had no significant impact on the Company’s financial statements.

(vii)	FASB Accounting Standards Codification (“ASC”) 325 – Investments – Other (“ASC 325”)

ASC 325, Investments – Other, is effective for interim and annual reporting periods ending after December 15, 2008. The goal is to achieve a more consistent determination of whether an other- than-temporary impairment has occurred and reemphasizes the objective of an other-than- temporary impairment assessment and the related disclosure requirements in ASC 815. The adoption of this Standard had no impact on the Company’s results of operations and financial position.

(viii)	FASB Accounting Standards Codification (“ASC”) 820 – Fair Value Measurements and Disclosures (“ASC 820”)

This Standard provides additional guidance to highlight and expands on the factors that should be considered in estimating fair value when there has been a significant decrease in market activity for a financial asset. The Standard is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. In the period of adoption, a reporting entity must disclose any changes in valuation techniques and related inputs resulting from the application of this Standard, and quantify the total effect of the change in valuation techniques and related inputs, if practicable, by major category. The adoption of this Standard had no impact on the Company’s results of operations and financial position.

(ix)	FASB Accounting Standards Codification (“ASC”) 320 – Investments – Debt and Equity disclosures (“ASC 320”)

ASC 320 changed (1) the method for determining whether an other-than-temporary impairment exists for debt securities and (2) the amount of an impairment charge to be recorded in earnings. The Standard is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. In the period of adoption, an entity must provide the disclosures required by FASB Statement No. 154, Accounting Changes and Error Corrections, for changes in accounting principles. The adoption of this Standard had no impact on the Company’s results of operations and financial position.